Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-207308

Supplementing the Preliminary Prospectus Supplement dated September 26, 2016 (to Prospectus dated

October 6, 2015)

AIR LEASE CORPORATION

$500,000,000 2.125% Senior Notes due 2020

Pricing Term Sheet

Date: September 26, 2016

Issuer:	Air Lease Corporation
Security Description:	2.125% Senior Notes due 2020
Principal Amount:	$500,000,000
Net Proceeds (before expenses):	$495,965,000
Maturity Date:	January 15, 2020
Coupon:	2.125%
Issue Price:	99.643% of face amount
Benchmark Treasury:	0.875% due September 15, 2019
Benchmark Treasury Spot / Yield:	100-01 / 0.864%
Spread to Benchmark Treasury:	+137.5 basis points
Yield to Maturity:	2.239%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2017 (short first coupon)
Optional Redemption:	We may redeem the Notes at our option, in whole or in part at any time and from time to time, on not less than 30 nor more than 60 days’ notice.

On any date prior to January 15, 2020, we may redeem the Notes in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the Notes plus an Applicable Premium, calculated using the applicable Treasury Rate plus 20 basis points, plus accrued and unpaid interest, if any, to the redemption date.

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.
Use of Proceeds:

We currently intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase of commercial aircraft and the repayment of existing indebtedness. Affiliates of the underwriters may receive a portion of the net proceeds to the extent we use the net proceeds to repay indebtedness under which certain of the underwriters or their affiliates are lenders. Pending any specific application, we may temporarily invest funds in short-term investments, including marketable securities.

Trade Date:	September 26, 2016
Settlement Date:	T+5; October 3, 2016
CUSIP:	00912X AU8
ISIN:	US00912XAU81
Denominations/Multiples:	$2,000 x $1,000

Joint Book-Running Managers:

Goldman, Sachs & Co.

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Santander Investment Securities Inc.

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

ICBC Standard Bank Plc

J.P. Morgan Securities LLC

Lloyds Securities Inc.

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

Co-Manager:	Loop Capital Markets LLC

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) Goldman, Sachs & Co., 200 West Street, New York, New York 10282, telephone:  (212) 902-1171, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com, Attn:  Prospectus Department; (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attn: Prospectus Department, or by calling 1 (800) 294-1322; (iii) Santander Investment Securities Inc., 45 East 53rd Street, New York, New York 10022 or by calling toll-free at (855) 403-3636; or (iv) Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, Minnesota 55402, Attention: WFS Customer Service, or by calling 1 (800) 645-3751.

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